UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                          Speedcom Wireless Corporation
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    847703105
                                    ---------
                                 (CUSIP Number)

                                  Steven Derby
                               SDS Management, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5880

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 27, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847703105                     13D                   Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions):

        WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Cayman Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             24,583,386
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power                    0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        24,583,386
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power               0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        24,583,386
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        66.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 847703105                     13D                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Management, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                      0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           24,583,386
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                 0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      24,583,386

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        24,583,386
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        66.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 847703105                     13D                   Page 4 of 10 Pages

--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                      0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           24,583,386
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                 0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      24,583,386

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        24,583,386
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        66.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 847703105                     13D                   Page 5 of 10 Pages

--------------------------------------------------------------------------------

                                  INTRODUCTION
                                  ------------

         This Amendment No. 1 to Schedule 13D is being filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation (the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.001 per share ("Common Stock"), of Speedcom Wireless Corporation, a Delaware corporation ("Speedcom"). The Reporting Person filed an initial Schedule 13D on January 30, 2004.

ITEM 1.  SECURITY AND ISSUER

         This  statement  relates  to the  Common  Stock  of  Speedcom  Wireless
Corporation. Speedcom's executive offices are located at 7020 Professional Parkway East, Sarasota, FL 34240.

ITEM 2.    IDENTITY AND BACKGROUND

         This statement is filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation. SDS Management, LLC, a Delaware limited liability company, is the investment manager (the "Investment Manager") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the Investment Manager. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is RK Consulting (Cayman) Ltd., P.O. Box 174865, Cayman
Corporate Center, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands. The address of the principal business office of the Investment Manager is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

CUSIP No. 847703105                     13D                   Page 6 of 10 Pages

--------------------------------------------------------------------------------

         (f)      Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 27, 2004, the Reporting Person converted all shares of Series B Convertible Preferred Stock of Speedcom held by the Reporting Person into 15,925,990 shares of Common Stock at a conversion price of $.12 per share pursuant to a Recapitalization Agreement dated December 31, 2003 between Speedcom and the Reporting Person (the "Recapitalization Agreement"). The shares of Series B Convertible Preferred Stock were purchased on August 23, 2001 by SDS Merchant Fund, LP, a Delaware limited partnership ("SDS Merchant Fund"), and SDS Merchant Fund paid the purchase price for such shares out of working capital of SDS Merchant Fund. SDS Merchant Fund assigned and transferred all of the shares of Common Stock and other securities of Speedcom beneficially owned by it to the Reporting Person effective as of October 1, 2003.

         On January 23, 2004, the Reporting Person purchased 2,233,333 shares of Common Stock in a private transaction for an aggregate purchase price of $67,000 pursuant to a Securities Purchase Agreement dated as of January 23, 2004 by and among P-Com, Inc., the Reporting Person and the other purchasers named therein (the "Securities Purchase Agreement") and paid the purchase price for such shares out of working capital of the Reporting Person.

         SDS Merchant Fund purchased 25,000 shares of Common Stock in the open market on August 27, 2002 at $.09 per share and paid the purchase price for such shares out of its working capital. SDS Merchant Fund acquired 570,000 shares of Common Stock in September 2002 pursuant to a cashless exercise of a warrant held by SDS Merchant Fund and surrendered 71,250 shares issuable upon exercise of the warrant in connection therewith. SDS Merchant Fund acquired 227,705 shares of Common Stock on December 26, 2002 pursuant to a cashless exercise of a warrant and surrendered 75,901 shares issuable upon exercise of the warrant in connection therewith. Pursuant to a letter agreement dated October 22, 2003 between Speedcom and SDS Merchant Fund (the "Letter Agreement"), SDS Merchant Fund acquired 5,601,358 shares of Common Stock as satisfaction and repayment in full for certain promissory notes issued by Speedcom to SDS Merchant Fund.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisitions by the Reporting Person was to purchase and acquire securities of Speedcom for investment purposes.

         SDS Merchant Fund assigned and transferred all of the shares of Common Stock and other securities of Speedcom beneficially owned by it to the Reporting Person effective as of October 1, 2003.

CUSIP No. 847703105                     13D                   Page 7 of 10 Pages

--------------------------------------------------------------------------------

         On January 27, 2004, the Reporting Person converted all shares of Series B Convertible Preferred Stock of Speedcom held by the Reporting Person into 15,925,990 shares of Common Stock at a conversion price of $.12 per share pursuant to the Recapitalization Agreement. The shares of Series B Convertible Preferred Stock were purchased on August 23, 2001 by SDS Merchant Fund.

         On January 23, 2004, the Reporting Person purchased 2,233,333 shares of Common Stock in a private transaction for an aggregate purchase price of $67,000 pursuant to the Securities Purchase Agreement.

         Outlined below is a summary of the various transactions effected by SDS Merchant Fund:

         SDS Merchant Fund purchased 25,000 shares of Common Stock in the open market on August 27, 2002 at $.09 per share.

         SDS Merchant Fund acquired 570,000 shares of Common Stock in September 2002 pursuant to a cashless exercise of a warrant and surrendered 71,250 shares issuable upon exercise of the warrant in connection therewith.

         On December 26, 2002, SDS Merchant Fund acquired 227,705 shares of Common Stock pursuant to a cashless exercise of a warrant and surrendered 75,901 shares issuable upon exercise of the warrant in connection therewith.

         On October 22, 2003, SDS Merchant Fund acquired 5,601,358 shares of Common Stock pursuant to the Letter Agreement. The shares of Common Stock were acquired in satisfaction and as repayment in full for certain promissory notes issued by Speedcom to SDS Merchant Fund which were then outstanding. The date of issuance and the amount of outstanding principal and accrued interest on each promissory note issued by Speedcom to SDS Merchant Fund as of the date of the Letter Agreement is as follows: (i) note issued on June 10, 2002 in the principal amount of $60,000 which accrued interest as of the date of the Letter Agreement of $12,500; (ii) note issued on June 11, 2002 in the principal amount of $60,000 which accrued interest as of the date of the Letter Agreement of $12,475; (iii) note issued on June 12, 2002 in the principal amount of $325,000 which accrued interest as of the date of the Letter Agreement of $67,438; (iv)
note issued on April 14, 2003 in the principal amount of $100,000 which accrued interest as of the date of the Letter Agreement of $8,000; and (v) note issued on May 8, 2003 in the principal amount of $25,000 which accrued interest as of the date of the Letter Agreement of $1,750. The aggregate outstanding principal amount of such promissory notes was $570,000 with accrued interest thereon of $102,163. Pursuant to the Letter Agreement, SDS Merchant Fund exchanged these notes for 5,601,358 shares of Common Stock.

         Except as disclosed herein, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Speedcom or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Speedcom or any of its subsidiaries; (iii) any change in the present board of directors or management of Speedcom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(iv) any material change in the present capitalization or dividend policy of Speedcom; (v) any other material

CUSIP No. 847703105                     13D                   Page 8 of 10 Pages

--------------------------------------------------------------------------------

change in Speedcom's business or corporate structure, (vi) any changes in Speedcom's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Speedcom by any person;
(vii) causing a class of securities of Speedcom to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of Speedcom to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

1. The Reporting Person.

         (a)      Amount beneficially owned: 24,583,386 shares of Common Stock.

         (b)      Percent of Class: 66.8%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote: 24,583,386

                  (ii)     shared power to vote or direct the vote: 0

                  (iii)    sole power to dispose or direct the  disposition  of:
                           24,583,386

                  (iv)     shared power to dispose or direct the disposition of:
                           0

2. The Investment Manager - same as Mr. Derby, see below.

3. Mr. Derby.

         (a)      Amount beneficially owned: 24,583,386 shares of Common Stock.

         (b)      Percent of Class: 66.8%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote: 0

                  (ii)     shared power to vote or direct the vote: 24,583,386

                  (iii)    sole power to dispose or direct the disposition of: 0

                  (iv)     shared power to dispose or direct the disposition of:
                           24,583,386

CUSIP No. 847703105                     13D                   Page 9 of 10 Pages

--------------------------------------------------------------------------------

         During the past 60 days the Reporting Person has effected the following transactions:

         On January 27, 2004, the Reporting Person converted all shares of Series B Convertible Preferred Stock of Speedcom held by the Reporting Person into 15,925,990 shares of Common Stock at a conversion price of $.12 per share pursuant to the Recapitalization Agreement.

         On January 23, 2004, the Reporting Person purchased 2,233,333 shares of Common Stock in a private transaction for an aggregate purchase price of $67,000 pursuant to the Securities Purchase Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Speedcom, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1         Joint Filing Agreement.

Exhibit 2 Recapitalization Agreement dated December 31, 2003 by and between Speedcom and the Reporting Person.

CUSIP No. 847703105                     13D                  Page 10 of 10 Pages

--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004

                                         SDS CAPITAL GROUP SPC, LTD.
                                         By:  SDS Management, LLC,
                                              its Investment Manager


                                         By: /s/ Steven Derby
                                             -----------------------------------
                                             Name:   Steven Derby
                                             Title:  Managing Member


                                         SDS MANAGEMENT, LLC

                                         By: /s/ Steven Derby
                                             -----------------------------------
                                             Name:   Steven Derby
                                             Title:  Managing Member


                                             /s/ Steven Derby
                                             -----------------------------------
                                                         Steven Derby

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 1 to Schedule 13D being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: February 11, 2004

                                         SDS CAPITAL GROUP SPC, LTD.
                                         By:  SDS Management, LLC,
                                              its Investment Manager


                                         By: /s/ Steven Derby
                                             -----------------------------------
                                             Name:   Steven Derby
                                             Title:  Managing Member


                                         SDS MANAGEMENT, LLC

                                         By: /s/ Steven Derby
                                             -----------------------------------
                                             Name:   Steven Derby
                                             Title:  Managing Member


                                             /s/ Steven Derby
                                             -----------------------------------
                                                         Steven Derby

                                    EXHIBIT 2
                           RECAPITALIZATION AGREEMENT

December 31, 2003

VIA FACSIMILE AND FIRST CLASS MAIL
----------------------------------

To the holders of Series B Convertible Preferred Stock listed on Schedule A attached hereto

         RE:      RECAPITALIZATION AGREEMENT

Ladies and Gentlemen:

Pursuant to our communication dated November 28, 2003 and subsequent discussions with SPEEDCOM Wireless Corporation's (the "COMPANY" or "SPEEDCOM") majority holders of the Company's outstanding demand notes and the Company's Series B Convertible Preferred Stock (the "SERIES B PREFERRED"), we propose the recapitalization transaction described herein pursuant to which all outstanding shares of Series B Preferred shall be exchanged for shares of the Company's common stock.

As you are aware, the Company does not have the financial resources needed to pay its outstanding liabilities. Now that the sale of substantially all of the operating assets of the Company to P-Com, Inc. ("P-COM") has closed, the Company's assets consist of approximately $75,000 in cash and 63,500,000 shares of P-Com common stock (having a value of approximately $9,525,000 as of December 15, 2003) and, in addition to liabilities associated with the Series B Preferred, the Company has liabilities of approximately $2,100,000. Inclusive in the Company's liabilities are accrued financial advisory and financing fees in the amount of $300,000, which is reduced by $35,600 from the total amount owed. These fees were calculated using the following remuneration guideline formula:

(($12,260,000  (reported gain on sale) X 2%) + ($4,523,000  (financings) X 2%) =
$335,660

SPEEDCOM plans to contact all of its creditors and offer to settle its outstanding liabilities by issuing shares of common stock at a value of $.12 per share in exchange for and in full satisfaction of such liabilities.

The Series B Preferred is senior to the Company's common stock and restricts the ability of the Company to engage in certain transactions that the Company believes to be in its best interests. Thus, in addition to eliminating all outstanding debt and trade liabilities of the Company, the Company wishes to eliminate all liabilities and obligations in respect of the Series B Preferred by exchanging all of the outstanding Series B Preferred for 76,868,961 shares of the Company's common stock in the aggregate as described below.

Schedule B attached hereto shows the capitalization of the Company assuming that all of the foregoing liabilities are so exchanged for the Company's common stock.

Based on the following assumptions we propose to you as follows:

--------------------------------------------------------------------------------
                                   Assumptions
--------------------------------------------------------------------------------
SPEEDCOM Share Price                                         $.12
(debt conversion price versus market price)
--------------------------------------------------------------------------------
Dividend Yield                                               14%
--------------------------------------------------------------------------------
Days Accrued (ending December 31, 2003)                      130
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                                                  Existing Liquidation Payout
----------------------------------------------------------------------------------------------------------------------
                            No. of Pf. Shares          Liq. Price            Dollar Value       No. of Common Shares*
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Liquidation Preference    3,835,554              $4.50                   $17,259,993            143,833,275
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          No. of Pf. Shares      Div. Yield              Dollar Value           No. of Common Shares
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Dividend Accrual          3,835,554              14.00%                  $860,635               7,171,958
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Late Fee                                                                 $163,970               1,366,417
(S-3 Reg.)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                                                         Total                  152,371,650
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

* Note: Rather than using market price, this figure was reached using the higher debt conversion price (e.g. $.12).

----------------------------------------------------------------------------------------------------------------------
                                                      Proposed Payout
----------------------------------------------------------------------------------------------------------------------
                              Pf. Face ($)            Share Price            Dollar Value       No. of Common Shares
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Liquidation Preference    $8,629,988             $0.12                   $8,629,988             71,916,567
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Pf. Face ($)           Div. Yield              Dollar Value           No. of Common Shares
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Dividend Accrual          $8,629,988             14.00%                  $430,317               3,585,977
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Late Fee                                                                 $163,970               1,366,417
(S-3 Reg.)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                                                         Total                  76,868,961
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

Note: The late fee shares are included in the "other debt" line item in the capitalization table attached as Schedule B.

After conversion of all outstanding obligations into SPEEDCOM common stock, SPEEDCOM will have approximately 116,500,000 common shares outstanding. The Company plans to distribute approximately 62,500,000 common shares of P-Com
(OTCBB: PCOM), which equals approximately .552 P-Com, Inc. common shares for each common share of SPEEDCOM (see Schedule C attached).

Management anticipates that at some point during the First Quarter of 2004, the Company may enter into an agreement to merge a private company into SPEEDCOM. It is believed that post closing, SPEEDCOM shareholders would have an equity stake in the new company ranging from 6%-9%. Thus, you would retain your SPEEDCOM shares and remain a shareholder in the new company after the P-Com share distribution.

By executing a counterpart of this letter agreement in the space provided below you and the Company agree as follows:

1. Each outstanding share of Series B Preferred held by you is hereby exchanged for 20.0411625 shares of the Company's common stock, and effective as of the date of your execution of this letter agreement, you shall have no further rights with respect to the Series B Preferred other than the right to be issued such shares of the Company's common stock in accordance herewith. You agree to deliver to the Company each stock certificate representing your shares of Series B Preferred (or an appropriate certificate of loss and indemnity, if requested) promptly for cancellation. The Company shall issue to you the shares of common stock for which your Series B Preferred is exchanged hereunder promptly following the Effective Date (defined below) upon receipt of your executed counterpart of this letter agreement and the related stock certificates (or certificate of loss) representing the Series B Preferred you hold.

2. You hereby represent to the Company that (i) you are an accredited investor as defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and (ii) by reason of your business and financial experience, you have such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risk of an investment in the Company's common stock, and that you are effecting the transactions contemplated by this letter agreement for your own account and not with a view to the distribution of any common stock received hereunder or with any present intention of distributing or selling any such common stock except in compliance with the Securities Act. You understand and agree that the Company's common stock issuable to you hereunder has not been registered under the Securities Act and that such common stock may be resold only if such sale is registered thereunder or if an exemption from the registration requirements thereof is available.

3. The Company hereby represents to you that the shares of the Company's common stock issuable to you hereunder, when and as issued pursuant to the terms of this letter agreement, shall be duly authorized, validly issued, fully paid and non-assessable, and free and clear of any liens. Except for the representations made in this Section 3 and in Section 4 below, the Company makes no representations or warranties to you with respect to any of the matters described in this letter agreement.

4. The individuals who have executed this letter agreement on behalf of you and the Company, respectively, are fully authorized to sign on behalf of the applicable party for the purpose of duly and legally binding such party to the agreements contained herein.

5. You hereby consent to the exchange and issuance of the Company's common stock for all of the outstanding Series B Preferred and the other transactions described in this letter agreement for all purposes and waive any and all covenants restricting such transactions, including without limitation the restrictions contained in Section 3.1(c) and 3.9 of the Series B Convertible Stock Purchase Agreement dated as of August 23, 2001 among the Company and the other signatories thereto.

6. This letter agreement constitutes the entire agreement and understanding of the parties hereto with respect to the exchange of the Series B Preferred and supersedes all prior agreements and understandings, written or oral, among the parties with respect thereto.

NOTWITHSTANDING ANYTHING TO CONTRARY CONTAINED HEREIN, THIS LETTER AGREEMENT SHALL BE NULL AND VOID AND OF NO FORCE OR EFFECT IF ANY HOLDER OF THE SERIES B PREFERRED FAILS TO ENTER INTO A RECAPITALIZATION AGREEMENT WITH THE COMPANY ON TERMS SUBSTANTIALLY SIMILAR TO THOSE CONTAINED HEREIN (THE DATE AS OF WHICH ALL HOLDERS OF SERIES B PREFERRED HAVE ENTERED INTO SUCH AGREEMENTS IS REFERRED TO HEREIN AS THE "EFFECTIVE DATE"). THE COMPANY SHALL NOTIFY YOU PROMPTLY OF THE OCCURRENCE OF THE EFFECTIVE DATE.

Please review this letter agreement over the coming weeks and we look forward to your feedback in the early New Year.

If you agree and accept the foregoing, please sign and date below.

Very truly yours,

/s/ Mark Schaftlein by /s/ Gil Sharell

Mark Schaftlein
Chief Financial Officer

Accepted and agreed to as of Dec 31, 2003
                             ------------


/s/ Steve Derby
----------------------------------------------
Name:     Steve Derby
Title:    Managing Member